SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                                 Commission File Number 1-6018

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 11-K

      For Period Ended: November 30, 1999

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant   TOKHEIM CORPORATION

Address of principal executive office (Street and number) 10501 CORPORATE DRIVE

City, State and Zip Code   FORT WAYNE, IN  46845

                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   { (a)  The reasons described in reasonable detail in Part III of this
   {      form could not be eliminated without unreasonable effort or
   {      expense;
   { (b)  The subject annual report, semi-annual report, transition report
   {      on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof
   {      will be filed on or before the 15th calendar day following the
   {      prescribed due date; or the subject quarterly report or
(X){      transition report on Form 10-Q, or portion thereof will be
   {      filed on or before the fifth calendar day following the
   {      prescribed due date; and
   { (c)  The accountant's statement or other exhibit required by Rule
   {      12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The former trustee under the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the "Plan"), Fort Wayne National Bank, was acquired by National City Bank during fiscal year 1998. Subsequently the Plan appointed a new trustee, Bank of New York (the "New Trustee"). During the process of transferring files from National City Bank to the New Trustee, National City Bank discovered that it could not locate certain shares of common stock (approximately 46,798 shares) previously held by Fort Wayne National Bank as trustee for the plan. National City Bank was unable to locate these shares until May 26, 2000. In addition, there remain open issues with respect to the reconciliation of various records between the former trustee and the New Trustee. As a result, the Plan has been unable to complete preparation of its financial statements. The Plan expects that the New Trustee will be able to resolve the remaining reconciliation issues shortly, and the Plan will complete preparation of its financial statements and file its annual report on Form 11-K as soon as practicable thereafter.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Norman Roelke                (219)             470-4600
            (Name)                   (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                           (X) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           ( ) Yes (X) No



                            TOKHEIM CORPORATION
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2000        By: /s/ Norman Roelke
                              ---------------------------------------
                          Name:  Norman Roelke
                          Title: Vice President, Secretary and General Counsel